FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 8th August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 8th August 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under
Section 198 of the Companies act 1985

1. **Name of Company**
   COLT Telecom Group plc
2. **Name of Shareholder having a major interest**
   COLT Inc.
3. **Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**
   Notification is in respect of Ordinary Shares registered in the name of the Shareholder named in 2 above.
4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
   COLT Inc.; 140,839,776
5. **Number of shares/amount of stock acquired**
   7,757,667
6. **Percentage of issued class**
   Less than 1%
7. **Number of shares/amount of stock disposed**
   N/A
8. **Percentage of issued Class**
   N/A
9. **Class of security**
   Ordinary Shares of 2.5p
10. **Date of Transaction**
    Between 14th March and 6th August 2002
11. **Date Company informed**
    7th August 2002
12. **Total holding following this notification**
    148,597,443
13. **Total percentage holding of issued class following this notification**
    9.86%
14. **Any additional information**
    COLT Inc. is an indirectly wholly owned subsidiary of FMR Corp., therefore FRM Corp. is interested in these shares and holds in aggregate 54.84% of the issued share capital of the Company.
15. **Name of contact and telephone number for queries**
    John Doherty: 0207 390 3681
16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins
Company Secretary
Date of Notification: 8th August 2002